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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             (AMENDMENT NO.  44  )*
     Westminster Capital, Inc. (formerly Far West Financial Corporation)
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                                (Name of Issuer)

                      Common Stock, Par Value $1 Per Share
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                         (Title of Class of Securities)

                                    307351106
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                                 (CUSIP Number)
                  Hyman Belzberg and Bel-Alta Holdings, Ltd.,
                           No. 1420 Aquitaine Towers
             540 5th Avenue, S.W., Calgary, Alberta, Canada T2P OM2
                            (Telephone: 403 237-6402)
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               January 22, 1998
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                              SEC 1746 (12-91)

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                                  SCHEDULE 13D

CUSIP No. 307351106                                Page 2 of 5 Pages
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  1  NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HYMAN BELZBERG
     BEL-ALTA HOLDINGS, LTD.
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) / /
                                                                      (B) /X/
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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*
     WC
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADA
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                 7  SOLE VOTING POWER
                    Hyman Belzberg  -- 1,703,974 shares
  NUMBER OF         Bel-Alta Holdings, Ltd. -- 1,703,974 shares (which are
   SHARES           included in Mr. Belzberg's total)
 BENEFICIALLY   ---------------------------------------------------------------
   OWNED BY      8  SHARED VOTING POWER
    EACH
  REPORTING     ---------------------------------------------------------------
   PERSON        9  SOLE DISPOSITIVE POWER
    WITH            Hyman Belzberg  -- 1,703,974 shares
                    Bel-Alta Holdings, Ltd. -- 1,703,974 shares (which are
                    included in Mr. Belzberg's total)
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Hyman Belzberg  -- 1,703,974 shares
     Bel-Alta Holdings, Ltd. -- 1,703,974 shares (which are included in Mr.
       Belzberg's
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Hyman Belzberg -- 21.7%
     Bel-Alta Holdings, LTD. -- 21.7%
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 14  TYPE OF REPORTING PERSON *
     Hyman Belzberg -- IN
     Bel-Alta Holdings, Ltd. -- CO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7


     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                AMENDMENT NO. 44
                                TO SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-2
                      OF THE GENERAL RULES AND REGULATIONS
             UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


     The undersigned hereby amend the Schedule 13D heretofore filed by them, as amended through Amendment No. 43 dated January 23, 1996 relating to the Common Stock, $1.00 Par Value, of Westminster Capital, Inc., a Delaware corporation, formerly Far West Financial Corporation ("Issuer").

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, $1.00 par value, of the Issuer (the "Common Stock"). The principal executive offices of the Issuer are located at 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212.

ITEM 2.   IDENTITY AND BACKGROUND

     Bel-Alta Holdings, Ltd. is a Canadian corporation ("Bel-Alta"). Its principal business is real estate mortgage and investment, and the address of its principal business and principal office is No. 1420 Aquitaine Towers, 540 5th Avenue, S.W., Calgary, Alberta, Canada T2P OM2, whose sole business is the holding of shares of capital stock of the Issuer.

     Hyman Belzberg's business address is No. 1420 Aquitaine Towers, 540 5th Avenue, S.W., Calgary, Alberta, Canada T2P OM2. His principal occupation is President of Bel-Alta.

     Neither Bel-Alta nor Mr. Hyman Belzberg has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 22, 1995 Bel-Alta purchased 154,250 shares of Common Stock in a privately negotiated transaction for $3.25 per share or an aggregate purchase price of $501,312.50. The source of funds used to make the purchase was the working capital of Bel-Alta. Mr. Hyman Belzberg is the President, sole director and owner of all of the outstanding voting stock of Bel-Alta, and as such may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by Bel-Alta pursuant to Rule 13d-3 of the Securities and Exchange Commission adopted under the Securities Exchange Act of 1934. Pursuant to Rule 13d-4 of the Securities and Exchange Commission, Hyman Belzberg disclaims beneficial ownership of that portion of the

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shares of Common Stock of the Issuer owned by Bel-Alta which is proportional to the shares of capital stock of Bel-Alta not owned of record by him.

ITEM 4.   PURPOSE OF TRANSACTION

     The shares of Common Stock of the Issuer were acquired by Bel-Alta for investment purposes. Neither Hyman Belzberg nor Bel-Alta has any plans or proposals relating to or resulting in any of the matters referred to in Item 4 of Schedule 13D, except that the Issuer has publicly announced a potential transaction to increase, or in the alternative dispose of, its ownership interest in Pink Dot, Inc., a home delivery service company, and its intention to seek additional investments or acquisitions, and Mr. Belzberg, as a Director of the Issuer, may be called upon to consider and approve any such transaction.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Amendment Bel-Alta owned of record and beneficially 1,,703,974 shares of the Common Stock of the Issuer. By virtue of being the President, sole director and owner of all of the outstanding voting stock of Bel-Alta, Hyman Belzberg may be deemed to have voting and dispositive powers with respect to such shares and thus may be deemed to beneficially own the shares. These shares represented 21.7% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Neither Bel-Alta nor Mr. Hyman Belzberg has any contracts, arrangements, understandings or relationships (legal or otherwise) between themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

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                             SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 30, 1998

                              /s/  HYMAN BELZBERG
                              ______________________________________
                              HYMAN BELZBERG


                              BEL-ALTA HOLDINGS, LTD.

                              /s/  HYMAN BELZBERG
                              ______________________________________
                              HYMAN BELZBERG, PRESIDENT